Viropro, Inc.

January 6, 2006.

Mr. Andrew Blume

United States Securities & Exchange Commission

Washington DC  20549

Your File Number:  333-06718

Dear Sir:

Reference is made to item 1 of your letter of December 2, 2005, from Mr. William Choi. As requested, we are pleased to provide the following comments as response to this item.

10K-SB for the Fiscal Year Ended November 2004

Attached please find as Exhibit 1 the computation prepared by the Company presenting the effect of the exchange rate changes on cash.

Overall this computation shows the impact in the amount of $2,412.

This compares to the amount of $2,478 as presented in the Financial Statements.

Should you wish to discuss this matter further, please contact the undersigned at 514-578-3579 (Fax: 514-685-5557).

Yours very truly,

VIROPRO, INC.

/s/  Gary Chamandy-Cook

Copies to:

Gary Chamandy-Cook

Neil Winter (Auditor)

gchamandycook@trivorgroup.com

Richard Lee (Chairman)

Duly Authorized

Jean-Marie Dupuy (CEO)

8515, Place Devonshire, Shite 207

Montreal, Quebec, Canada

H4P 2K1

Exhibit 1

VIROPRO, INC.
FOREIGN EXCHANGE IMPACT ON THE CASH FLOW STATEMENT
FOR THE YEAR ENDING NOVEMBER 30, 2004.

EFFECT ON BEGINNING CASH BALANCE

	CD Cash at 12/1/03			-

	Total			-

	Opening FX	0.7678
	Closing FX	0.8401
	Difference	-0.0723		-

EFFECT FROM OPERATING ACTIVITIES DURING THE YEAR

	CD operating activities			64,867
	Total			64,867
	Closing FX	0.8401
	Operating cash flows based on FX		US$	54,495
	Total operating cash flows		US$	(134,417)
				188,912

EFFECT FROM INVESTING ACTIVITIES DURING THE YEAR

	CD investing activities		CD	-
	Total			-
	Closing FX	0.8401
	Investing cash flow based on FX		US$	-
	Total investing cash flows		US$	-
				-

EFFECT FROM FINANCING ACTIVITIES DURING THE YEAR

	CD Financing activities		CD	-
	Total			-
	Closing FX	0.8401
	Financing cash flow based on FX		US$	-
	Total financing cash flows		US$	186,500
				(186,500)

EFFECT OF EXCHANGE RATE CHANGES ON CASH				2,412